UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          CARDIAC PATHWAYS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0141408104
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (Continued on following page (s))

---------------------------------------
CUSIP No. 141408104
---------------------------------------

====== =========================================================================
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Van Wagoner Capital Management, Inc. - 94-3235240
====== =========================================================================
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [X]
====== =========================================================================
   3   SEC USE ONLY


====== =========================================================================
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
======================= ====== =================================================
       NUMBER OF           5   SOLE VOTING POWER

        SHARES                 0
                        ====== =================================================
     BENEFICIALLY          6   SHARED VOTING POWER

       OWNED BY                0
                        ====== =================================================
         EACH              7   SOLE DISPOSITIVE POWER

       REPORTING               4,838,212 (1)
                        ====== =================================================
        PERSON             8   SHARED DISPOSITIVE POWER

         WITH                  0
======================= ====== =================================================
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,838,212 (1)
====== =========================================================================
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                                             [ ]

       Not Applicable
====== =========================================================================
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       48.4% (1)
====== =========================================================================
  12   TYPE OF REPORTING PERSON*

       IA
====== =========================================================================

-----------
(1) Represents 1,000,000 shares of Common Stock issuable upon conversion of Series B Preferred Stock and 3,838,212 shares of Common Stock (with the percent ownership calculated based upon an aggregate of 9,002,240 shares outstanding as of February 12, 2001, and assuming the conversion of the Series B Preferred Stock owned by the reporting person).




                               Page 2 of 6 Pages

---------------------------------------
CUSIP No. 141408104
---------------------------------------

====== =========================================================================
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Van Wagoner Funds, Inc. - 39-1836333, 39-1836332, 94-3256424, 94-3286386
====== =========================================================================
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [X]
====== =========================================================================
   3   SEC USE ONLY


====== =========================================================================
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland
======================= ====== =================================================
       NUMBER OF           5   SOLE VOTING POWER

        SHARES                 4,681,762 (1)
                        ====== =================================================
     BENEFICIALLY          6   SHARED VOTING POWER

       OWNED BY                0
                        ====== =================================================
         EACH              7   SOLE DISPOSITIVE POWER

       REPORTING               0
                        ====== =================================================
        PERSON             8   SHARED DISPOSITIVE POWER

         WITH                  0
======================= ====== =================================================
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,681,762 (1)
====== =========================================================================
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                                             [ ]

       Not Applicable
====== =========================================================================
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       46.8% (1)
====== =========================================================================
  12   TYPE OF REPORTING PERSON*

       IV
====== =========================================================================

-----------
(1) Represents 1,000,000 shares of Common Stock issuable upon conversion of Series B Preferred Stock (with the percent ownership calculated based upon an aggregate of 9,002,240 shares outstanding as of February 12, 2001, and assuming the conversion of the Series B Preferred Stock owned by the reporting person).



                               Page 3 of 6 Pages

---------------------------------------
CUSIP No. 141408104
---------------------------------------


     This Amendment No. 2 to the undersigned's Schedule 13G, which was originally filed on August 9, 1999 (the "Schedule 13G") with regard to Cardiac Pathways Corporation (the "Issuer") is being filed to amend Item 4 of the
Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.       Ownership

              Van Wagoner Capital Management, Inc.
              ------------------------------------
              (a)   Amount Beneficially Owned:  4,838,212 (1)

              (b)   Percent of Class:  48.4%

              (c)   Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote:         -0-

                    (ii)   shared power to vote or to direct the vote:       -0-

                    (iii)  sole power to dispose or to direct the
                           disposition of:                             4,838,212

                    (iv)   shared power to dispose or to direct the
                           disposition of:                                   -0-

              Van Wagoner Funds, Inc.
              -----------------------
              (a)   Amount Beneficially Owned:  4,681,762 (1)

              (b)   Percent of Class:  46.8%

              (c)   Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote:   4,681,762

                    (ii)   shared power to vote or to direct the vote:       -0-

                    (iii)  sole power to dispose or to direct the
                           disposition of:                                   -0-

                    (iv)   shared power to dispose or to direct the
                           disposition of:                                   -0-


------------
(1) Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. share beneficial ownership over the same 4,681,762 shares.



                               Page 4 of 6 Pages

---------------------------------------
CUSIP No. 141408104
---------------------------------------



              Exhibits.
              --------

                    1.     Agreement to file Schedule 13G jointly.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2001.


VAN WAGONER CAPITAL MANAGEMENT, INC.


By: /s/ Garrett R. Van Wagoner
    --------------------------------------------
    Garrett R. Van Wagoner, President


VAN WAGONER FUNDS, INC.


By: /s/ Garrett R. Van Wagoner
    --------------------------------------------
    Garrett R. Van Wagoner, President




                               Page 5 of 6 Pages

---------------------------------------
CUSIP No. 141408104
---------------------------------------


                                    EXHIBIT 1


     AGREEMENT, dated as February 14, 2001, by and among Van Wagoner Capital Management, Inc., a Delaware corporation and Van Wagoner Funds, Inc., a Maryland corporation.

     WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act"), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

     NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

     Both Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of Cardiac Pathways Corporation, and hereby further agree that said Statement shall be filed on behalf of both Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a "group" (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Cardiac Pathways Corporation.

     IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

                                          VAN WAGONER CAPITAL MANAGEMENT, INC.


                                          By: /s/ Garrett R. Van Wagoner
                                             -----------------------------------
                                             Garrett R. Van Wagoner, President


                                          VAN WAGONER FUNDS, INC.


                                          By: /s/ Garrett R. Van Wagoner
                                             -----------------------------------
                                             Garrett R. Van Wagoner, President